<SEQUENCE>1
<FILENAME>y032009ablp13dza.txt

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              ALLIANCEBERNSTEIN L.P.
                    (f/k/a Alliance Capital Management L.P.)
                                (Name of Issuer)
                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                                 (CUSIP Number)

                                Alvin H. Fenichel
                Senior Vice President and Chief Accounting Officer
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 314-4094
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:
                        George Stansfield, General Counsel
                            AXA, 25, avenue Matignon
                               75008 Paris, France
                               011-331-40-75-57-00

                                March 30, 2009
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 2 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA
     98-0342809
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC,CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 3 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 4 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 5 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Christopher Condron, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                 Page 6 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Henri de Castries, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page  7 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Denis Duverne, as AXA Voting Trustee
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of France
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY                  See Item 5
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  See Item 5
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,121,745 - See Item 5
     (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                       SCHEDULE 13D

CUSIP No. N/A                                               Page 8 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA America Holdings, Inc.
     90-0226248
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Items 4 and 5
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     128,187,163 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48.3% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 9 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Financial, Inc.
     13-3623351
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     120,027,163 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 10 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Equitable Financial Services, LLC
     52-2197822
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     120,027,163 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.2% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 11 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA Equitable Life Insurance Company
     13-5570651
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  95,321,112 See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 95,321,112 - See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     95,321,112 - See Item 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.0% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. N/A                                                Page 12 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ACMC, Inc.
     13-2677213
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  66,220,822 - See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 66,220,822 - See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     66,220,822 - See Item 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.0% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. N/A                                                Page 13 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     AXA Financial (Bermuda) Ltd.
     14-1903564
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF,2
                                  15,276,937 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 15,276,937 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,276,937 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. N/A                                                Page 14 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA AMERICA CORPORATE SOLUTIONS, INC.
     36-3044045
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,160,000 See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. N/A                                                Page 15 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     COLISEUM REINSURANCE COMPANY
     36-2994662
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  8,160,00 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 8,160,000 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,160,000 See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. N/A                                               Page 16 of 32 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company
     13-1632487
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  9,429,114 - See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 9,429,114 - See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,429,114 - See Item 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. N/A                                               Page 17 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MONY Life Insurance Company of America
     86-0222062
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Arizona
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  2,587,472 - See Item 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 2,587,472 - See Item 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,587,472 - See Item 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IC, CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. N/A                                               Page 18 of 32 Pages

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AXA IM ROSE INC.
     22-3624513
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
        NUMBER OF
                                  41,934,582 - See Items 4 and 5
         SHARES            -----------------------------------------------------

      BENEFICIALLY         8      SHARED VOTING POWER

        OWNED BY
                           -----------------------------------------------------
     EACH REPORTING        9      SOLE DISPOSITIVE POWER

      PERSON WITH                 41,934,582 - See Items 4 and 5
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,934,582 - See Items 4 and 5
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.8% - See Item 5
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC, CO
--------------------------------------------------------------------------------
                                       18

                                                            Page 19 of 32 Pages

         This Amendment No. 7 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004,
Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment
No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the
Schedule 13D filed on December 19, 2008 and Amendment No. 6 to the Schedule 13D filed on January 8, 2009 (i) AXA, a company organized under the laws of France,
(ii) Finaxa, a holding company organized under the laws of France, (except for Amendment Nos. 4, 5 and 6),(iii) the Mutuelles AXA (as herein defined),
(iv) the Trustees of a Voting Trust (established pursuant to the Voting Trust Agreement dated as of May 12, 1992 (the "Original Voting Trust Agreement")),
(v) AXA Financial, Inc., a Delaware corporation ("AXF"), (vi) AXA Equitable Financial Services, LLC (formerly known as AXA Client Solutions, LLC and
AXA Financial Services LLC), a Delaware limited liability company whose sole member is AXF ("AXFS"), (vii) AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company ("AXA Equitable"), (viii) Equitable Holdings, LLC, a New York limited liability company whose sole member is AXA Equitable (except for Amendment No. 6), (ix) ACMC, Inc., a Delaware corporation ("ACMC"), and (x) ECMC, LLC, a Delaware limited liability company (except for Amendment No. 6), which Schedule 13D relates to the units of limited partnership interest ("AB Capital Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("AllianceBernstein").

         ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

         This statement is being filed by (i) AXA, (ii) the Mutuelles AXA,
(iii) Christopher Condron (Member of the Management Board of AXA),
Henri de Castries (Chairman of the Management Board of AXA) and Denis
Duverne (a member of the Management Board of AXA), as Trustees
(the "Trustees") of a Voting Trust (the "Voting Trust") established pursuant to the Original Voting Trust Agreement and currently governed by an Amended and Restated Voting Trust Agreement dated as of May 12, 2002, by and among AXA and the Trustees (the "Amended Voting Trust Agreement" and, together with the Original Voting Trust Agreement, the "Voting Trust Agreement"),(iv) AXA America Holdings, Inc., a Delaware corporation ("AXA America"), (v) AXF,
(vi) AXFS, (vii) AXA Equitable, (viii) ACMC, (ix) AXA Financial (Bermuda) Ltd., a Bermuda corporation, which is wholly owned by AXFS ("AXA Bermuda"), (x) AXA America Corporate Solutions, Inc., a Delaware corporation, which is wholly owned by AXA America ("AACS"), (xi) Coliseum Reinsurance Company, a Delaware corporation, which is wholly owned by AACS ("Coliseum"), (xii) MONY Life Insurance Company, a New York stock life insurance company, a wholly owned subsidiary of AXFS ("MONY Life"), (xiii) MONY Life Insurance Company of America, an Arizona stock life insurance company, a wholly owned subsidiary of Mony Life ("MLOA") and (xiv) AXA IM Rose Inc., a Delaware corporation, which is an indirect wholly owned subsidiary of AXA ("AXA IM Rose"). AXA, the Mutuelles AXA, the Trustees, AXA America, AXF, AXFS, AXA Equitable, ACMC,
AXA Bermuda, AACS, Coliseum, MONY Life, MLOA and AXA IM Rose are hereinafter collectively referred to as the "Reporting Persons."

        AXA. AXA is a holding company for an international group of insurance and related financial service companies, including each of the Reporting Persons. The address of AXA's principal business and office is 25, avenue Matignon, 75008 Paris, France. As of Deccember 31, 2008, the Mutuelles AXA, directly beneficially owned 14.29% of AXA's ordinary shares (representing 23.10% of the voting power). In addition, as of December 31, 2008, 0.84% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

                                                             Page 20 of 32 Pages

         Finaxa. Finaxa was a holding company, which was majority owned by the Mutuelles AXA. Finaxa was merged into AXA as of December 16, 2005.

         The Mutuelles AXA. The Mutuelles AXA are AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006.
Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA's principal business and office is as follows: 26, rue Drouot, 75009 Paris, France.

         The Trustees. In order to ensure, for insurance regulatory purposes, that certain indirect minority shareholders of AXA are not able to exercise control over AXF and certain of its insurance subsidiaries, AXA has agreed pursuant to the Voting Trust Agreement to deposit in the Voting Trust the shares of capital stock of AXF having voting powers beneficially owned by AXA and certain of its affiliates. AXA or any such affiliate depositing capital stock in the Voting Trust will remain the beneficial owner of all capital stock deposited by it in the Voting Trust, but during the term of the Voting Trust the Trustees will exercise all voting rights with respect to such capital stock. Additional information relating to the Voting Trust Agreement is set forth in the Schedule 13D filed by AXA with respect to its ownership of the capital stock of AXF.

         Information with respect to all of the Trustees is set forth on
Exhibit 1 hereto since the Trustees are members of the Supervisory or Management Board of AXA.

         AXA America and Subsidiaries. AXA America is a holding company for a group of insurance and related financial service companies, including (i) AXF and its subsidiaries and (ii) AACS and its wholly owned subsidiary Coliseum. The address of AXA America's principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104. The address of each of AACS' and Coliseum's principal business and office is 17 State Street, New York, New York 10004.

         AXF and Subsidiaries. AXF is a holding company. As of March 30, 2009, 100% of the outstanding shares of common stock of AXF were beneficially owned indirectly by AXA. AXF and its subsidiaries (including AXA Equitable, MONY Life and MLOA, each an indirect wholly owned subsidiary) provide diversified financial services to a broad spectrum of financial advisory, insurance and investment management customers. AXFS, whose sole member is AXF, wholly owns (i) AXA Equitable, which in turn wholly owns ACMC, (ii) AXA Bermuda, and (iii) MONY Life, which wholly owns MLOA. ACMC, AXFS and AXF are holding companies. The address of the principal business and principal office of AXF, AXFS, AXA Equitable, ACMC, MONY Life, and MLOA is 1290 Avenue of the Americas, New York, New York 10104.


         MONY Holdings, LLC. MONY Holdings, LLC was a Delaware limited liability company, whose sole member was AXF. MONY Holdings, LLC was merged into AXFS as of November 20, 2007.

         AXA IM Rose is a holding company for a group of asset management companies. The address of AXA IM Rose's principal place of business and office is One Fawcett Place, Greenwich, Connecticut 06830.

                                                            Page 21 of 32 Pages


         The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Exhibits 1 through 7 and 14 through 20 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 1 through 7 and 14 through 20 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

The source of funds for the purchase on March 30, 2009 by AXA IM Rose of 41,934,582 units of limited partnership interests ("AB Capital Units") of AllianceBernstein L.P. reported by the Reporting Persons was loans from certain affiliates.

See response to Item 4 for a summary of the March 30, 2009 transactions.


         ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof.

         On March 30, 2009, AXA America contributed 8,160,00 AB Capital Units to AACS, its wholly owned subsidiary. Upon receipt of the AB Capital Units, AACS immediately contributed the AB Capital Units to Coliseum, its wholly owned subsidiary.

         Additionally, on March 30, 2009, AXA IM Rose purchased 41,934,582 AB Capital Units from AXA Bermuda. The purchase price for the AB Capital Units was $14.308 per AB Capital Unit.

         The transfers of AB Capital Units to Coliseum Reinsurance and AXA IM Rose, as more fully described above, are internal transfers within the consolidated AXA Group for capital management purposes that do not change the aggregate holdings of AB Capital Units by AXA and its affiliates
("AXA Group"). Coliseum Reinsurance and AXA IM Rose intend to hold their
AB Capital Units for passive investment purposes as part of the AXA Group's overall strategic holding in AllianceBernstein.

         Except as set forth in this statement, none of the Reporting Persons has any plans or proposals described in Item 4(a)-(j) of Schedule 13D.

                                                            Page 22 of 32 Pages


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended and restated in their entirety as set forth below.

         (a) & (b)   At the close of business on March 30, 2009, AXA America
 did not beneficially own directly any units ("Units") representing assignment of beneficial ownership in AllianceBernstein Holding L.P. ("AB Holding") or any AB Capital Units; AXF did not beneficially own directly any Units or AB Capital Units; AXA Equitable beneficially owned directly 722,178 Units representing approximately 0.8% of the Units outstanding and beneficially owned directly 29,100,290 AB Capital Units representing approximately 11.0% of the AB Capital Units outstanding; ACMC beneficially owned directly 722,178 Units representing approximately 0.8% of the Units outstanding and 66,220,822 AB Capital Units representing approximately 25.0% of the AB Capital Units outstanding; AXA Bermuda did not beneficially own directly any Units and beneficially owned directly 15,276,937 AB Capital Units representing approximately 5.8% of the AB Capital Units outstanding; AACS did not beneficially own directly any Units or AB Capital Units; Coliseum did not beneficially own directly any Units and beneficially owned directly 8,160,000 AB Capital Units representing approximately 3.1% of the AB Capital Units outstanding; MONY Life did not beneficially own directly any Units and beneficially owned directly 6,841,642 AB Capital Units representing approximately 2.6% of the AB Capital Units outstanding; MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 1.0% of the AB Capital Units outstanding; and AXA IM Rose did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.8% of the AB Capital Units outstanding. AXA Equitable, ACMC, AXA Bermuda, AACS, Coliseum, MONY Life, MLOA and AXA IM Rose have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in AXF, AXFS, ACMC, AXA Bermuda, AXA Equitable, MONY Life, MLOA and Coliseum, AXA America may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 29,100,290 AB Capital Units owned directly by AXA Equitable, the 15,276,937
AB Capital Units owned directly by AXA Bermuda, the 8,160,00 AB Capital Units owned directly by Coliseum, the 6,841,642 AB Capital Units owned directly by MONY Life and the 2,587,472 AB Capital Units owned directly by MLOA, which, represents approximately 48.3% of the AB Capital Units outstanding. By reason of its ownership interest in AXFS, ACMC, AXA Equitable, AXA Bermuda, MLOA and MONY Life, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 29,100,290 AB Capital Units owned directly by AXA Equitable, the 15,276,937 AB Capital Units owned directly by AXA Bermuda, the 6,841,642 AB Capital Units owned directly by MONY Life, and the 2,587,472 AB Capital Units owned by MLOA, which represent approximately 45.2% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC, which, together with the 722,178 Units owned directly by AXA Equitable, represent approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, which, together with the 29,100,290 AB Capital Units owned directly by AXA Equitable, represent 36.1% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Bermuda, AXA Equitable, MONY Life and MLOA, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 722,178 Units owned by ACMC and the 722,178 Units owned by AXA Equitable, together representing approximately 1.6% of the Units outstanding, and the 66,220,822 AB Capital Units owned by ACMC, the 29,100,290 AB Capital Units owned directly by AXA Equitable, the 15,276,937 AB Capital Units owned directly by AXA Bermuda,the 6,841,642 AB Capital Units owned directly by
MONY Life and the 2,587,472 AB Capital Units owned directly by MLOA which represent approximately 45.2% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, MONY Life may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 2,587,472 AB Capital Units owned by MLOA, which, together with the 6,841,642 AB Capital Units owned directly by MONY Life, represent approximately 3.6% of the AB Capital Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

        AXA, by virtue of its indirect ownership of 100% of the outstanding shares of common stock of AXA America and AXA IM Rose, may be deemed to beneficially own all of the Units and AB Capital Units owned directly and indirectly by AXA America and AXA IM Rose. By reason of the Voting Trust Agreement and their relationship with AXA and the Mutuelles AXA, the Trustees may also be deemed to be beneficial owners of such Units and AB Capital Units. In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA, the Mutuelles AXA and the Trustees expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

                                                            Page 23 of 32 Pages

        AXA, by reason of its relationship with AXA America and AXA IM Rose, may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of all of the Units and AB Capital Units beneficially owned by AXA America and AXA IM Rose. By reason of the Voting Trust arrangement, the Trustees may be deemed and, by reason of their relationship with AXA and the Mutuelles AXA, as a group, to share the power to vote or to direct the vote and to dispose or to direct the disposition of all the Units and AB Capital Units beneficially owned by AXA Americaand AXA IM Rose.

        To the knowledge of the Reporting Persons, the following directors and executive officers of the Reporting Persons listed in Exhibits 1 through 7 and 14 through 20 hereto beneficially own the following number of outstanding Units and options or other rights to acquire Units presently or within 60 days:

Henri de Castries	2,000 Units

Christopher M. Condron       30,000 Units

Denis Duverne		2,000 Units

Peter S. Kraus	           2,722,052 Units

Gerald M. Lieberman         218,745 Units (includes 80,000 Units Mr.Lieberman
                                    can acquire within 60 days under
                                    AllianceBernstein Option Plans)

Joseph Moglia	              38,465 Units

Lorie A. Slutsky             36,773 Units (includes 33,804 Units which Ms.
		      Slutsky may acquire within 60 days under AllianceBernstein Option Plans)

Peter J. Tobin	              50,985 Units (includes 49,054 Units which Mr.
		      Tobin may acquire within 60 days under
		      AllianceBernstein Option Plans)

        To the knowledge of the Reporting Persons, none of the Directors and Executive officers listed in Exhibits 1 through 7 and 14 through 20 own any AB Capital Units.

        Other than as described above and in Item 4 above, none of the Reporting Persons beneficially owns any Units or AB Capital Units or options or other rights to acquire Units or AB Capital Units presently or within 60 days and, to the knowledge of the Reporting Persons, none of the natural persons listed in Exhibits 1 through 7 and 14 through 20 hereto beneficially owns any Units or options and other rights to acquire Units within 60 days.

       (c) Other than as described in Item 4 above, during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 1 through 7 and 14 through 20 hereto.

                                                            Page 24 of 32 Pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See response to Item 4.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
 NUMBER           MATERIAL TO BE FILED AS EXHIBITS
---------         --------------------------------

Exhibit 1         Information with respect to Members of the Management Board,
                  Supervisory Board and Executive Officers of AXA (incorporated by reference to Exhibit 1 filed with Amendment No. 13 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 19, 2008 by the Reporting
                  Persons with respect to the Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests of AB
                  Holding ("Amendment No. 15 to the AB Holding Schedule 13D"))

Exhibit 2         Information with respect to Executive Officers of AXA
                  Assurances I.A.R.D. Mutuelle and Members of AXA Assurances
                  I.A.R.D. Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 2 filed with Amendment No. 15 to the AB Holding Schedule 13D)

Exhibit 3         Information with respect to Executive Officers of AXA
                  Assurances Vie Mutuelle and Members of AXA Assurances Vie
                  Mutuelle's Conseil d'Administration (incorporated by reference to Exhibit 3 filed with Amendment No. 15 to the AB Holding
                  Schedule 13D)

                                                            Page 25 of 32 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
---------   --------------------------------

Exhibit 4 Information with respect to the Executive Officers and Directors of AXA Financial, Inc. (which is the sole member of AXA Financial Services, LLC) (incorporated by reference to Exhibit 4 filed with Amendment No. 15 to the AB Holding Schedule 13D)

Exhibit 5 Information with respect to the Executive Officers and Directors of AXA Equitable Financial Services, LLC (Incorporated by reference to Exhibit 5 filed with Amendment No. 15 to the AB Holding Schedule 13D)

Exhibit 6 Information with respect to the Executive Officers and Directors of AXA Equitable Life Insurance Company (incorporated by reference to Exhibit 6 filed with Amendment No. 15 to the AB Holding
            Schedule 13D)

Exhibit 7 Information with respect to the Executive Officers and Directors of ACMC, Inc. (incorporated by reference to Exhibit 7 filed with Amendment No. 15 to the AB Holding Schedule 13D)

Exhibit 8 Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 10 to the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2000)

Exhibit 9 Amended and Restated Voting Trust Agreement, dated as of May 12, 2002 (incorporated by reference to Exhibit 15 filed with Amendment No. 9 to the AB Holding Schedule 13D)

                                                            Page 26 of 32 Pages
 EXHIBIT
 NUMBER     MATERIAL TO BE FILED AS EXHIBITS
----------  --------------------------------

Exhibit 10 Powers of Attorney for the Voting Trustees, dated July 5, 2002 with respect to Henri de Castries (incorporated by reference to Exhibit 19 filed with Amendment No. 9 to the AB Holding
            Schedule 13D)

Exhibit 11 Powers of Attorney for the Voting Trustee, Denis Duverne, dated March 5, 2007 (Incorporated by reference to Exhibit 23 filed with Amendment No. 12 to the AB Holding Schedule 13D)

Exhibit 12 Powers of Attorney for the Voting Trustee, Christopher Condron, dated June 9, 2008 (Incorporated by reference to Exhibit 12 filed with Amendment No. 13 to the AB Holding Schedule 13D)

Exhibit 13 Powers of Attorney with respect to AXA, Finaxa, and the Mutuelles AXA (incorporated by reference to Exhibit 11 to the Schedule 13D filed with the Securities and Exchange Commission on June 30,
            2000)

Exhibit 14 Information with respect to the Executive Officers and Directors of AXA Financial (Bermuda) Ltd. incorporated by reference to
            Exhibit 14 filed with Amendment No. 15 to the AB Holding
            Schedule 13D)

Exhibit 15 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company (incorporated by reference to
            Exhibit 15 filed with Amendment No. 15 to the AB Holding
            Schedule 13D)

Exhibit 16 Information with respect to the Executive Officers and Directors of MONY Life Insurance Company of America (incorporated by reference to Exhibit 16 filed with Amendment No. 15 to the AB Holding Schedule 13D)

Exhibit 17 Information with respect to the Executive Officers and Directors of AXA America Holdings, Inc. (incorporated by reference to Exhibit 17 filed with Amendment No. 15 to the AB Holding
            Schedule 13D)

Exhibit 18 Information with respect to the Executive Officers and Directors of AXA America Corporate Solutions, Inc. (incorporated by reference to Exhibit 18 filed with Amendment No. 15 to the AB Holding Schedule 13D)

Exhibit 19 Information with respect to the Executive Officers and Directors of Coliseum Reinsurance Company (incorporated by reference to Exhibit 19 filed with Amendment No. 15 to the AB Holding
            Schedule 13D)

Exhibit 20 Information with respect to the Executive Officers and Directors of AXA IM Rose Inc. (incorporated by reference to
            Exhibit 20 filed with Amendment No. 15 to the AB Holding
            Schedule 13D)

                                                            Page 27 of 32 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  April 1, 2009

                                AXA

                                AXA ASSURANCES I.A.R.D. MUTUELLE

                                AXA ASSURANCES VIE MUTUELLE

                                CHRISTOPHER CONDRON, HENRI DE CASTRIES AND
                                DENIS DUVERNE
                                AS AXA VOTING TRUSTEES UNDER
                                THE VOTING TRUST AGREEMENT

                                By:      /s/ Alvin H. Fenichel
                                         -----------------------------------
                                         Name:    Alvin H. Fenichel
                                         Title:   Attorney-in-Fact

                                                            Page 28 of 32 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  April 1, 2009

                                AXA America Holdings, Inc.


                              By: /s/ Kevin R. Byrne
                                   --------------------------------------------
                                   Name:  Kevin R. Byrne
                                   Title: Treasurer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  April 1, 2009

                           AXA FINANCIAL, INC.

                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Chief
			Accounting Officer

                                                            Page 29 of 32 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Date:  April 1, 2009

                          AXA EQUITABLE FINANCIAL SERVICES, LLC

                          By:      /s/ Alvin H. Fenichel
                                   ------------------------------------------
                                   Name:  Alvin H. Fenichel
                                   Title: Senior Vice President and Chief
			Accounting Officer

                                                            Page 30 of 32 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  April 1, 2009

                           AXA EQUITABLE LIFE INSURANCE COMPANY


                           By:      /s/ Alvin H. Fenichel
                                    ----------------------------------------
                                    Name:  Alvin H. Fenichel
                                    Title: Senior Vice President and Chief
			Accounting Officer

                                                            Page 31 of 32 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Date:  April 1, 2009

                           ACMC, INC.

                           By:  /s/ Kevin R. Byrne
                                --------------------------------------------
                                Name:    Kevin R. Byrne
                                Title:   Senior Vice President and
                                         Chief Financial Officer

                                                            Page 32 of 32 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  April 1, 2009

                               AXA FINANCIAL (BERMUDA) LTD


                               By    /s/Kevin R. Byrne
                                     -------------------------------------------
                                     Name:  Kevin R. Byrne
                                     Title: President


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  April 1, 2009

                               MONY LIFE INSURANCE COMPANY


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Chief
			Accounting Officer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: April 1, 2009

                               MONY LIFE INSURANCE COMPANY OF AMERICA


                               By    /s/Alvin H. Fenichel
                                     -------------------------------------------
                                     Name:  Alvin H. Fenichel
                                     Title: Senior Vice President and Chief
			Accounting Officer

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  April 1, 2009

                               AXA America Corporate Solutions, Inc.


                               By    /s/Susan B. Wilcher
                                     -------------------------------------------
                                     Name:  Susan B. Wilcher
                                     Title: General Counsel and Secretary


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: April 1, 2009

                               Coliseum Reinsurance Company


                               By    /s/Susan B. Wilcher
                                     -------------------------------------------
                                     Name:  Susan B. Wilcher
                                     Title: General Counsel and Secretary

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: April 1, 2009

                               AXA IM Rose Inc.


                               By    /s/David Fourgoux
                                     -------------------------------------------
                                     Name:  David Fourgoux
                                     Title: Chief Operating Officer